MoneyHero Limited

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

January 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MoneyHero Limited (the “Company”)
Registration Statement on Form F-1
Originally Filed October 27, 2023
File No. 333- 275205

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 19, 2024, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Washington D.C. time on January 19, 2024 or as soon as practicable thereafter, in accordance with Rule 461(a) under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Steve Lin of Kirkland & Ellis International LLP, special counsel to the Company, at +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) if you have any other questions or concerns regarding this matter.

[Signature page follows]

Very truly yours,

MoneyHero Limited

By:	/s/ Shaun Kraft
Name:	Shaun Kraft
Title:	Chief Financial Officer and Chief Operating Officer